SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-8F

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Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

PNC Funds (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-04416

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]        Initial Application                    [ ]        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One East Pratt Street, 5th Floor

Baltimore, Maryland 21202

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kathleen M. Nichols, Esq.	Jeremy C. Smith, Esq.
Ropes & Gray LLP	Ropes & Gray LLP
Prudential Tower, 800 Boylston Street	1211 Avenue of the Americas
Boston, MA 02199-3600	New York, NY 10036
(617) 854-2418; or,	(212) 596-9858

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [11 CFR 210.31a-1, .31a-2]:

PNC Capital Advisors, LLC

One East Pratt Street, 5th Floor

Baltimore, MD 21201

600-622-3863

(Adviser and Co-Administrator related records)

The Bank of New York Mellon

301 Bellevue Parkway

Wilmington, DE 19809

302-791-3600

(Co-Administrator and Custodian related records)

Iron Mountain

6 Lee Boulevard

Malvern, PA 19255

610-237-5100

Iron Mountain

150-200 Todds Lane

Wilmington, DE 19802

800-899-4766

Iron Mountain

175 Bearfoot Road

Northborough, MA 01532

Iron Mountain

2000-2500 Henderson Drive

Sharon Hill, PA 19070

Foreside

3 Canal Plaza, Suite 100

Portland, ME 04101

866-251-6920

(Distributor related records)

NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end                                                   [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

PNC Capital Advisors, LLC	Polaris Capital Management, LLC
One East Pratt Street, 5th Floor	121 High Street
Baltimore, MD 21201	Boston, MA 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

PNC Funds Distributor, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

13.	If the fund is a unit investment trust ("UIT") provide: N/A

(a) Depositor's name(s) and addressees):

(b) Trustee's name(s) and addressees);

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes                                                      [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                                                     [ ] No

If Yes, state the date on which the board vote took place:

June 12, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X] Yes                                                      [ ] No

If Yes, state the date on which the shareholder vote took place: See Schedule A

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                                               [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

These were tax free reorganizations of the eighteen series of PNC Funds as set forth on Schedule A. On November 15, 2019, PNC Funds transferred each Acquired Fund’s assets (except certain deferred or prepaid expenses and subject to certain liabilities recorded on the Acquired Fund’s books) to the corresponding Acquiring Funds in exchange for shares of the Acquiring Funds. On that same date, each Acquired Fund distributed shares of the Acquiring Fund pro rata to its shareholders in liquidation of the Acquired Fund. Each shareholder of an Acquired Fund, other than an Acquired Fund that operated as a money market fund, received a number of shares of the corresponding Acquiring Fund based on the net asset value of the Acquired Fund shares owned at the time of the merger. Each shareholder of an Acquired Fund that operated as a money market fund received shares of the corresponding Acquiring Fund with a total dollar value equal to the total dollar value of the Acquired Fund shares owned at the time of the merger.

(b)	Were the distributions made on the basis of net assets?	[X] Yes*	[ ] No

* Each shareholder of an Acquired Fund that operated as a money market fund received shares of the corresponding Acquiring Fund with a total dollar value equal to the total dollar value of the Acquired Fund shares owned at the time of the merger.

(c)	Were the distributions made pro rata based on share ownership?	[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes                                   [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes                                                        [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes                                                       [] No

See also the note provided in response to item 16(a) above.

If No,

(a)   How many shareholders does the fund have as of the date this form is filed?

(b)   Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[ ] Yes                                                                     [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)    Why has the fund retained the remaining assets?

(c)    Will the remaining assets be invested in securities?                       [ ] Yes                        [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

¨ Yes                                                                       x No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)           Legal expenses:

$0

(ii)         Accounting expenses:

$0

(iii)        Other expenses (list and identify separately):

$0

(iv)        Total expenses (sum of lines (i)-(iii) above):

$0

(b)       How were those expenses allocated?

PNC Capital Advisors, LLC assumed all expenses associated with an Acquired Fund’s participation in a merger other than, where applicable, transaction expenses associated with the sale and purchase of portfolio securities (e.g. commissions on sales of portfolio securities).

(c)	Who paid those expenses?

PNC Capital Advisors, LLC paid all expenses other than transaction expenses associated with sale and purchase of portfolio securities.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes                                                          [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? [ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger: See Schedule A

(b)	State the Investment Company Act file number of the fund surviving the Merger: See Schedule A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: See Schedule A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PNC Funds (ii) she is President of PNC Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Jennifer E. Spratley
Jennifer E. Spratley
President
February 19, 2021

Schedule A

Item 15(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

If Yes, state the date on which the shareholder vote took place:

Acquired Fund Name	Acquired Series Names	Shareholder Vote Date
PNC Funds	PNC Emerging Markets Equity	11/5/2019
	PNC International Equity	11/5/2019
	PNC International Growth	11/5/2019
	PNC Multi-Factor Large Cap Value	11/5/2019
	PNC Balanced Allocation	11/5/2019
	PNC Multi-Factor All Cap	11/5/2019
	PNC Multi-Factor Large Cap Growth	11/5/2019
	PNC Multi-Factor Small Cap Core	11/5/2019
	PNC Multi-Factor Small Cap Growth	11/5/2019
	PNC Multi-Factor Small Cap Value	11/5/2019
	PNC Small Cap	11/5/2019
	PNC Intermediate Tax Exempt Bond	11/5/2019
	PNC Tax Exempt Limited Maturity Bond	11/5/2019
	PNC Government Money Market	11/5/2019
	PNC Total Return Advantage	11/5/2019
	PNC Treasury Money Market	11/5/2019
	PNC Treasury Plus Money Market	11/5/2019
	PNC Ultra Short Bond	11/5/2019

Item 26 (a) State the name of the fund surviving the Merger:

Acquired Series Name	New Acquiring Trust Name	Acquiring Series Name

PNC Emerging Markets Equity	Federated Adviser Series	Federated Emerging Markets Equity

PNC International Equity	Federated Adviser Series	Federated International Equity
PNC International Growth	Federated Adviser Series	Federated International Growth
PNC Multi-Factor Large Cap Value	Federated Adviser Series	Federated MDT Large Cap Value
PNC Balanced Allocation	Federated MDT Series	Federated MDT Balanced
PNC Multi-Factor All Cap	Federated MDT Series	Federated MDT All Cap Core
PNC Multi-Factor Large Cap Growth	Federated MDT Series	Federated MDT Large Cap Growth
PNC Multi-Factor Small Cap Core	Federated MDT Series	Federated MDT Small Cap Core
PNC Multi-Factor Small Cap Growth	Federated MDT Series	Federated MDT Small Cap Growth
PNC Multi-Factor Small Cap Value	Federated MDT Series	Federated MDT Small Cap Core
PNC Small Cap	Federated MDT Series	Federated MDT Small Cap Core
PNC Intermediate Tax Exempt Bond	Federated Short-Intermediate Duration Municipal Trust	Federated Intermediate Municipal Trust
PNC Tax Exempt Limited Maturity Bond	Federated Short-Intermediate Duration Municipal Trust	Federated Short-Intermediate Duration Municipal Trust
PNC Government Money Market	Money Market Obligations Trust	Federated Government Obligations
PNC Total Return Advantage	Money Market Obligations Trust	Federated Total Return Bond
PNC Treasury Money Market	Money Market Obligations Trust	Federated U.S. Treasury Cash Reserves
PNC Treasury Plus Money Market	Money Market Obligations Trust	Federated Treasury Obligations
PNC Ultra Short Bond	Money Market Obligations Trust	Federated Ultrashort Bond

Item 26 (b) State the Investment Company Act file number of the fund surviving the Merger:

Acquired Series Name	Acquiring Trust Name	Acquiring Trust Investment Co. Act File Number
PNC Emerging Markets Equity	Federated Adviser Series	811-23259
PNC International Equity	Federated Adviser Series	811-23259
PNC International Growth	Federated Adviser Series	811-23259
PNC Multi-Factor Large Cap Value	Federated Adviser Series	811-23259
PNC Balanced Allocation	Federated MDT Series	811-21904
PNC Multi-Factor All Cap	Federated MDT Series	811-21904
PNC Multi-Factor Large Cap Growth	Federated MDT Series	811-21904

PNC Multi-Factor Small Cap Core	Federated MDT Series	811-21904
PNC Multi-Factor Small Cap Growth	Federated MDT Series	811-21904
PNC Multi-Factor Small Cap Value	Federated MDT Series	811-21904
PNC Small Cap	Federated MDT Series	811-21904
PNC Intermediate Tax Exempt Bond	Federated Short-Intermediate Duration Municipal Trust	811-03181
PNC Tax Exempt Limited Maturity Bond	Federated Short-Intermediate Duration Municipal Trust	811-03181
PNC Government Money Market	Money Market Obligations Trust	811-05950
PNC Total Return Advantage	Money Market Obligations Trust	811-05950
PNC Treasury Money Market	Money Market Obligations Trust	811-05950
PNC Treasury Plus Money Market	Money Market Obligations Trust	811-05950
PNC Ultra Short Bond	Money Market Obligations Trust	811-05950

Item 26 (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Acquired Series Name	File Number	Date & Form Type
PNC Emerging Markets Equity	333-233243	8/3/2019 – Form N-14
PNC International Equity	333-233243	8/3/2019 – Form N-14
PNC International Growth	333-233243	8/3/2019 – Form N-14
PNC Multi-Factor Large Cap Value	333-233243	8/3/2019 – Form N-14
PNC Balanced Allocation	333-233085	8/7/2019 – Form N-14
PNC Multi-Factor All Cap	333-233085	8/7/2019 – Form N-14
PNC Multi-Factor Large Cap Growth	333-233085	8/7/2019 – Form N-14
PNC Multi-Factor Small Cap Core	333-233085	8/7/2019 – Form N-14
PNC Multi-Factor Small Cap Growth	333-233085	8/7/2019 – Form N-14
PNC Multi-Factor Small Cap Value	333-233085	8/7/2019 – Form N-14
PNC Small Cap	333-233085	8/7/2019 – Form N-14
PNC Intermediate Tax Exempt Bond	333-233478	8/27/2019 – Form N-14

PNC Tax Exempt Limited Maturity Bond	333-233478	8/27/2019 – Form N-14
PNC Government Money Market	333-233086	8/7/2019 – Form N-14
PNC Total Return Advantage	333-233086	8/7/2019 – Form N-14
PNC Treasury Money Market	333-233086	8/7/2019 – Form N-14
PNC Treasury Plus Money Market	333-233086	8/7/2019 – Form N-14
PNC Ultra Short Bond	333-233086	8/7/2019 – Form N-14